EXHIBIT 99.1

Ophir Energy & OneLNG: Execution of the Fortuna Umbrella Agreement

The Republic of Equatorial Guinea, Ophir Holdings & Ventures Ltd, a subsidiary of Ophir Energy  ("Ophir"), OneLNGSA and La Compañía Nacional De Petróleos De Guinea Ecuatorial ("GEPetrol") have signed a detailed Umbrella Agreement ("UA") that  establishes the full legal and fiscal framework for the Fortuna FLNG Project, Africa's first deepwater FLNG project.

The UA reconfirms the participation rights of GEPetrol as partners for 20% of the upstream portion of the project, and for a future potential participation of up to 30% ownership of the midstream FLNG vessel by the Republic of Equatorial Guinea or a designated State company. These participations create alignment with the EG Government throughout the project value chain from upstream through to LNG marketing. Signing the UA was one of the key milestones to be delivered ahead of Final Investment Decision ("FID"). The Fortuna FLNG Project FID is on schedule for mid-2017 with first gas expected in mid-2020.

Project Update

The execution of the UA completes one of the four key milestones required for FID. The other three milestones are: (i) the award of construction contracts for the upstream and midstream vessel, (ii) the completion of the project finance facility and (iii) a decision on the amount of gas to be termed at FID and signature of resulting LNG SPAs. With respect to these milestones:

      (i)                  The impending award of construction contracts is well progressed and on schedule.

      (ii)                Term sheets have been agreed with a consortium of China-based lenders. The counter-parties to the financing have now entered into final documentation stage.

      (iii)               The Fortuna partners will decide in the coming weeks the amount of the expected 2.5MMTPA to put under contract at FID from the several offtake options available.

As previously announced the expected total capital expenditure for the integrated project is approximately $2 billion to reach first gas. Approximately $1.2 billion is expected to be debt financed, with full drawdown by the start of commercial operations.

His Excellency, Gabriel Mbaga Obiang Lima, Minister of Mines and Hydrocarbons for the Republic of Equatorial Guinea, commented: "This agreement is in line with the government's objective to deliver important projects that monetizes our gas, promotes local content and brings world-class petroleum technology to Equatorial Guinea. It also has brought us one crucial step closer to realizing the historic Fortuna FLNG project. The participation of Equatorial Guinea's national companies was critical to Fortuna's success and to maximizing the project's value at every level of the gas supply chain. The Fortuna Project targets becoming the first choice supplier of LNG for the Gulf of Guinea region."

Nick Cooper, Chief Executive of Ophir, commented: "The Umbrella Agreement is the important foundation agreement which formalises the value chain economics for the Government of Equatorial Guinea and the project participants. We welcome the introduction of Equatorial Guinea's national companies as project partners and the alignment of interests that this brings.

The remaining milestones of the construction contract awards, the finalisation of debt and the LNG offtake are as advanced as we had wanted them to be at this stage. The Fortuna FLNG Project therefore remains firmly on schedule for an FID by mid-year."

Jeff Goodrich, CEO of OneLNG commented: "Signing of the Umbrella Agreement is a significant milestone.  It represents an innovative way of doing business, brings alignment throughout the entire value chain to all of the Project Stakeholders, and provides clear line of sight to FID for the project. The Fortuna project remains on track to become Africa's first deepwater FLNG project."

This announcement has been determined to contain inside information.

For further enquiries please contact:

Ophir Energy plc                                                                                     + 44 (0) 20 7811 2400

Nick Cooper, CEO

Tony Rouse, CFO

Geoff Callow, Head of IR and Corporate Communications

OneLNG                                                                                                    +44 (0)20 7063 7900

Stuart Buchanan, Head of Investor Relations

Brunswick (PR Adviser to Ophir)                                                         +44 (0)20 7404 5959

Patrick Handley

Wendel Verbeek

About the Umbrella Agreement:

As previously communicated, final State Approval of the overall project, including the Umbrella Agreement, is the final milestone at FID.

About OneLNG:

OneLNG is joint venture between Golar LNG Limited and Schlumberger to rapidly develop low cost gas reserves to LNG. The combination of Schlumberger reservoir knowledge, wellbore technologies and production management capabilities, with Golar's low cost FLNG solution offers gas resource owners a faster and lower cost development solution that increases the net present value of their asset.

About Ophir:

Ophir Energy is an independent Upstream oil and gas exploration and production company focused on Africa and Asia. It is listed on the London Stock Exchange.